Exhibit 99.1

DouYu International Holdings Limited Reports Second

Quarter 2026 Unaudited Financial Results

WUHAN, China, August 20, 2026 /GLOBE NEWSWIRE/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total net revenues in the second quarter of 2026 were RMB981.1 million (US$144.6 million), compared with RMB1,053.9 million in the same period of 2025.

•	Gross profit in the second quarter of 2026 was RMB159.0 million (US$23.4 million), compared with RMB141.9 million in the same period of 2025.

•	Loss from operations in the second quarter of 2026 was RMB21.3 million (US$3.1 million), compared with income from operations of RMB14.2 million in the same period of 2025.

•	Net loss in the second quarter of 2026 was RMB72.4 million (US$10.7 million), compared with net income of RMB37.8 million in the same period of 2025.

•	Adjusted net loss (non-GAAP)[1] in the second quarter of 2026 was RMB13.5 million (US$2.0 million), compared with adjusted net income (non-GAAP) of RMB25.3 million in the same period of 2025.

Ms. Simin Ren, Chief Executive Officer of DouYu, commented, "In the second quarter, despite a challenging external environment, we made steady progress across several fronts. Livestreaming revenues returned to sequential growth, while user engagement improved, underscoring the resilience of our core livestreaming ecosystem. Our innovative business, advertising and other revenues continued to grow, reflecting sustained momentum in our revenue diversification efforts. During the quarter, we successfully hosted the DouYu Carnival, which has provided initial validation of the long-term value of our proprietary IPs in strengthening our streamer portfolio, boosting brand awareness and deepening our collaboration with game studios. Going forward, we expect to maintain a focused and disciplined approach to investment, while continuing to improve the quality, cost efficiency and monetization of our events and content offerings. Through these efforts, we aim to further strengthen our livestreaming business and support healthy and sustainable growth across our platform."

Mr. Hao Cao, Vice President of DouYu, commented, "In the second quarter, our total net revenues grew 19.4% quarter-over-quarter, and the year-over-year decline continued to narrow. Driven by the optimization of our revenue mix and improved cost efficiency, gross profit increased by 12.0% year-over-year and gross margin improved to 16.2%. At the same time, concentrated spending on major brand and content events elevated operating expenses during the quarter. Moving forward, we expect to continue to invest with discipline, supporting the development of our core content ecosystem and innovative businesses while continuously improving our operating quality and financial resilience to drive improvement in profitability."

1“Adjusted net loss (non-GAAP)” is defined as net loss excluding share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Second Quarter 2026 Operational Highlights

•	Average MAUs[2] of DouYu Livestreaming were 45.4 million, increasing 2.6% sequentially. The broadly stable sequential performance reflects the Company's efforts in content and event offerings during the quarter among continued headwinds in user retention and engagement.

•	The number of quarterly average paying users[3] for the live-streaming-related business was 2.3 million, with a quarterly ARPPU of RMB283. This represents a year-over-year decrease in paying users, primarily attributable to weaker consumer spending amid the prevailing macroeconomic environment, and fewer promotional activities resulting from adjustments to the platform's operational strategy.

•	Revenues from DouYu's voice-based social networking business reached RMB272.3 million. Average MAUs for the voice-based social networking business were 314,300, with 66,200 monthly average paying users[4]. During the quarter, DouYu optimized social networking experiences and refined resource allocation for the voice-based social networking business. These efforts helped balance the business's profitability with a healthy community ecosystem, in line with the Company's expectations.

•	During the second quarter, DouYu successfully executed a number of key operating initiatives, leveraging the strengths of its community, streamer ecosystem and content operations. DouYu continued to invest in proprietary IP events, including the DouYu Carnival, which brought together a broad range of game studios and industry partners and featured eSports events, streamer meet-and-greets and interactive offline experiences. The event further enhanced DouYu’s brand awareness and deepened the platform’s connections with game studios, streamers, industry partners and users. On the monetization front, DouYu’s PGC events, such as FarmUP Camp S2, attracted tens of millions of viewers and delivered solid monetization performance.

Second Quarter 2026 Financial Results

Total net revenues in the second quarter of 2026 decreased by 6.9% to RMB981.1 million (US$144.6 million), compared with RMB1,053.9 million in the same period of 2025.

Livestreaming revenues in the second quarter of 2026 decreased by 13.0% to RMB503.0 million (US$74.1 million) from RMB577.8 million in the same period of 2025, primarily attributable to a decrease in quarterly average paying users amid continued moderation in consumer spending and changes in the mix of promotional activities.

Innovative business, advertising and other revenues in the second quarter of 2026 increased by 0.4% to RMB478.1 million (US$70.5 million) from RMB476.1 million in the same period of 2025, primarily attributable to higher gaming membership revenues, partially offset by lower revenues from the Company's voice-based social networking service and advertising.

2"MAUs" refers to the number of active users (exclusive of innovative business, unless otherwise indicated) in a given period. Average MAUs for a given period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.

3“Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on the DouYu platform at least once during the relevant period.

4“Monthly average paying users” refers to the monthly average number of paying users during a given period of time calculated by dividing (i) the sum of paying users in each month of such period, by (ii) the number of months in such period. “Paying user” refers to a registered user that has purchased virtual gifts on the DouYu platform at least once during the relevant period.

Cost of revenues in the second quarter of 2026 decreased by 9.9% to RMB822.0 million (US$121.2 million) from RMB912.0 million in the same period of 2025.

Revenue-sharing fees and content costs in the second quarter of 2026 decreased by 14.2% to RMB623.7 million (US$91.9 million) from RMB727.3 million in the same period of 2025, primarily driven by reduced content costs as part of the Company's cost optimization efforts and lower revenue-sharing fees resulting from decreased livestreaming revenues.

Bandwidth costs in the second quarter of 2026 decreased by 2.9% to RMB47.2 million (US$7.0 million) from RMB48.6 million in the same period of 2025, primarily attributable to improved bandwidth allocation and a year-over-year decrease in peak bandwidth usage.

Gross profit in the second quarter of 2026 increased by 12.0% to RMB159.0 million (US$23.4 million) from RMB141.9 million in the same period of 2025, primarily due to lower revenue-sharing fees and content costs, as well as reduced bandwidth costs. Gross margin in the second quarter of 2026 increased to 16.2% from 13.5% in the same period of 2025.

Sales and marketing expenses in the second quarter of 2026 increased by 102.6% to RMB124.8 million (US$18.4 million) from RMB61.6 million in the same period of 2025, primarily attributable to increased branding and promotional expenses associated with major brand and content initiatives.

General and administrative expenses in the second quarter of 2026 decreased by 18.6% to RMB32.4 million (US$4.8 million) from RMB39.8 million in the same period of 2025, primarily attributable to lower staff-related expenses.

Research and development expenses in the second quarter of 2026 decreased by 2.0% to RMB27.0 million (US$4.0 million) from RMB27.6 million in the same period of 2025, remaining broadly stable year-over-year.

Loss from operations in the second quarter of 2026 was RMB21.3 million (US$3.1 million), compared with income from operations of RMB14.2 million in the same period of 2025.

Net loss in the second quarter of 2026 was RMB72.4 million (US$10.7 million), compared with net income of RMB37.8 million in the same period of 2025.

Adjusted net loss (non-GAAP), which is calculated as net loss excluding share of income (loss) in equity method investments and impairment losses and fair value adjustments on investments, was RMB13.5 million (US$2.0 million) in the second quarter of 2026, compared with adjusted net income (non-GAAP) of RMB25.3 million in the same period of 2025.

Basic and diluted net loss per ADS5 in the second quarter of 2026 were both RMB2.40 (US$0.35).

5 Each ADS represents one ordinary share for the relevant period and calendar year.

Adjusted basic and diluted net loss per ADS (non-GAAP) in the second quarter of 2026 were both RMB0.45 (US$0.07).

Cash and cash equivalents, restricted cash and bank deposits

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB2,365.6 million (US$348.7 million), compared with RMB2,283.7 million as of December 31, 2025.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment live streaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of live streaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted net income (loss) is calculated as net income (loss) adjusted for share of income (loss) in equity method investments and impairment losses and fair value adjustments on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share of income (loss) in equity method investments and impairment losses and fair value adjustments on investments. Adjusted basic and diluted net income (loss) per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income (loss) per ordinary share. The Company adjusted the impact of (i) share of income (loss) in equity method investments and (ii) impairment losses and fair value adjustments on investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on June 30, 2026, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2025	2026	2026
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	1,759,127	2,147,572	316,513
Restricted cash	35	-	-
Short-term bank deposits	502,502	156,494	23,064
Accounts receivable, net	77,584	50,415	7,430
Prepayments	15,790	37,613	5,543
Amounts due from related parties	91,601	88,807	13,089
Other current assets, net	185,264	175,812	25,911
Total current assets	2,631,903	2,656,713	391,550

Property and equipment, net	5,040	4,771	703
Intangible assets, net	33,580	22,854	3,368
Long-term bank deposits	-	40,000	5,895
Investments	383,683	316,822	46,694
Right-of-use assets, net	7,900	17,056	2,514
Other non-current assets	57,845	57,597	8,489
Total non-current assets	488,048	459,100	67,663
TOTAL ASSETS	3,119,951	3,115,813	459,213
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	554,131	639,737	94,286
Advances from customers	2,311	5,060	746
Deferred revenue	236,900	235,152	34,657
Accrued expenses and other current liabilities	218,921	243,285	35,856
Amounts due to related parties	112,307	84,494	12,453
Lease liabilities due within one year	6,703	6,673	983
Total current liabilities	1,131,273	1,214,401	178,981

Lease liabilities	1,306	9,260	1,365
Total non-current liabilities	1,306	9,260	1,365
TOTAL LIABILITIES	1,132,579	1,223,661	180,346

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2025	2026	2026
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	20	20	3
Additional paid-in capital	5,363,717	5,363,717	790,514
Accumulated deficit	(3,820,899)	(3,865,845)	(569,755)
Accumulated other comprehensive income	444,534	394,260	58,105
Total DouYu Shareholders’ Equity	1,987,372	1,892,152	278,867
Total Shareholders’ Equity	1,987,372	1,892,152	278,867
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,119,951	3,115,813	459,213

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,053,915	821,817	981,071	144,592	2,000,966	1,802,888	265,713
Cost of revenues	(911,975)	(692,444)	(822,045)	(121,154)	(1,745,518)	(1,514,489)	(223,208)
Gross profit	141,940	129,373	159,026	23,438	255,448	288,399	42,505
Operating income (expense)
Sales and marketing expenses	(61,585)	(48,376)	(124,759)	(18,387)	(134,514)	(173,135)	(25,517)
General and administrative expenses	(39,816)	(36,809)	(32,417)	(4,778)	(75,603)	(69,226)	(10,203)
Research and development expenses	(27,611)	(27,022)	(27,046)	(3,986)	(60,360)	(54,068)	(7,969)
Other operating income, net	1,318	5,004	3,900	575	3,133	8,904	1,312
Total operating expenses	(127,694)	(107,203)	(180,322)	(26,576)	(267,344)	(287,525)	(42,377)
Income (loss) from operations	14,246	22,170	(21,296)	(3,138)	(11,896)	874	128
Other income (expenses), net	9,463	(3,476)	(4,597)	(678)	(49,091)	(8,073)	(1,190)
Interest income	19,200	15,107	15,406	2,271	29,341	30,513	4,497
Foreign exchange income	(17)	(587)	(1,125)	(166)	241	(1,712)	(252)
Income (loss) before income taxes and share of income (loss) in equity method investments	42,892	33,214	(11,612)	(1,711)	(31,405)	21,602	3,183
Income tax expense	(8,151)	(5,889)	(6,435)	(948)	(13,285)	(12,324)	(1,816)
Share of income (loss) in equity method investments	3,088	79	(54,303)	(8,003)	2,907	(54,224)	(7,992)
Net income (loss)	37,829	27,404	(72,350)	(10,662)	(41,783)	(44,946)	(6,625)
Net income (loss) attributable to ordinary shareholders of the Company	37,829	27,404	(72,350)	(10,662)	(41,783)	(44,946)	(6,625)
Net income (loss) per ordinary share
Basic	1.25	0.91	(2.40)	(0.35)	(1.38)	(1.49)	(0.22)
Diluted	1.25	0.91	(2.40)	(0.35)	(1.38)	(1.49)	(0.22)
Net income (loss) per ADS(2)
Basic	1.25 1.255	0.91	(2.40)	(0.35)	(1.38)	(1.49)	(0.22)
Diluted	1.25	0.91	(2.40)	(0.35)	(1.38)	(1.49)	(0.22)

Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Income (loss) from operations	14,246	22,170	(21,296)	(3,138)	(11,896)	874	128
Adjusted operating income (loss) (non-GAAP)	14,246	22,170	(21,296)	(3,138)	(11,896)	874	128

Net income (loss)	37,829	27,404	(72,350)	(10,662)	(41,783)	(44,946)	(6,625)
Add:
Share of income (loss) in equity method investments	(3,088)	(79)	54,303	8,003	(2,907)	54,224	7,992
Impairment losses and fair value adjustments on investments(2)	(9,463)	3,476	4,597	678	49,091	8,073	1,190
Adjusted net income (loss) (non-GAAP)	25,278	30,801	(13,450)	(1,981)	4,401	17,351	2,557

Net income (loss) attributable to DouYu	37,829	27,404	(72,350)	(10,662)	(41,783)	(44,946)	(6,625)
Add:
Share of income (loss) in equity method investments	(3,088)	(79)	54,303	8,003	(2,907)	54,224	7,992
Impairment losses and fair value adjustments on investments	(9,463)	3,476	4,597	678	49,091	8,073	1,190
Adjusted net income (loss) attributable to DouYu	25,278	30,801	(13,450)	(1,981)	4,401	17,351	2,557

Adjusted net income (loss) per ordinary share (non-GAAP)
Basic	0.84	1.02	(0.45)	(0.07)	0.15	0.57	0.08
Diluted	0.84	1.02	(0.45)	(0.07)	0.15	0.57	0.08

Adjusted net income (loss) per ADS(3) (non-GAAP)
Basic	0.84 0.84	1.02	(0.45)	(0.07)	0.15	0.57	0.08
Diluted	0.84 0.84	1.02	(0.45)	(0.07)	0.15	0.57	0.08

Weighted average number of ordinary shares used in calculating Adjusted net income (loss) per ordinary share
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859

Weighted average number of ADS used in calculating net income (loss) per ADS(3)
Basic	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859
Diluted	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment losses and fair value adjustments on investments were included in line item "Other income (expenses), net" of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.